Exhibit 99.2

FINANCIAL STATEMENTS

Pediatrics Product Portfolio of Cerecor Inc.

As of September 30, 2018, and for the Nine Months Ended September 30, 2018 (Unaudited)

Pediatrics Product Portfolio of Cerecor Inc.

The Pediatrics Product Portfolio of Cerecor Inc.

Statement of Assets Acquired and Liabilities Assumed (Unaudited)

September 30, 2018

Other receivables	$118,550
Inventory, net	694,762
Prepaid expenses and other current assets	891,311
Intangible assets, net	28,356,072
Total assets acquired	$30,060,695

Accrued liabilities	$4,744,148
Long-term debt	15,402,224
Contingent consideration	8,249,916
Total liabilities assumed	28,396,288

Total net (liabilities assumed) and assets acquired	$1,664,407

See accompanying notes to the unaudited abbreviated financial statements.

The Pediatrics Product Portfolio of Cerecor Inc.

Statements of Net Revenues and Direct Expenses (Unaudited)

Nine Months Ended
September 30,
2018

Product revenue, net	$7,862,543

Direct expenses:
Cost of product sales	2,890,459
Sales and marketing	5,741,219
Amortization expense	1,822,038
Change in fair value of contingent consideration	466,924
Total direct expenses	10,920,640

Net product revenues less direct expenses	$(3,058,097)

See accompanying notes to the unaudited abbreviated financial statements.

The Pediatrics Product Portfolio of Cerecor Inc.

Notes to Abbreviated Financial Statements

1. Background

On October 10, 2019, Cerecor Inc, (the “Company”) entered into the Aytu Purchase Agreement with Aytu Bioscience, Inc. (“Aytu”) to sell the Company’s rights, title and interest in, assets relating to its Pediatric Portfolio, namely Aciphex® Sprinkle™ , Cefaclor for Oral Suspension, Karbinal™ ER, Flexichamber™ , Poly-Vi-Flor® and Tri-Vi-Flor™ (the “Divested Assets” or “Pediatric Portfolio”) as well as the corresponding commercial infrastructure consisting of the right to offer employment to Cerecor’s sales force and the assignment of supporting commercial contracts (“The Pediatrics Product Portfolio”). Aytu provided consideration of cash and preferred stock totaling $17 million ($4.5 million in cash and $12.5 million in shares of Aytu preferred stock) and assumed certain of the Company’s liabilities, including the Company’s payment obligations payable to Deerfield CSF, LLC (“Deerfield Obligation”) of approximately $15.0 million and certain other liabilities in excess of approximately $11 million. In addition, Aytu assumed future contractual obligations under existing license agreements associated with the Divested Assets. The transaction closed on November 1, 2019. Armistice, a significant stockholder of the Company, is also a significant stockholder of Aytu.

On November 17, 2017, the Company acquired TRx Pharmaceuticals, LLC (“TRx”) and its wholly-owned subsidiaries. TRx acquisition included the purchase of the acquired product marketing rights to Metafolin (Poly-Vi-Flor® and Tri-Vi-Flor™).

On February 16, 2018, Cerecor acquired all rights to Avadel Pharmaceuticals PLC’s (“Avadel”) marketed pediatric products (the “Acquired Products”) for the assumption of certain of Avadel’s financial obligations which included assets and liabilities assumed as part of the Aytu Purchase Agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed as of September 30, 2018 and the related Statements of Net Revenues and Direct Expenses for the period from January 1, 2018 through September 30, 2018 (collectively, the “Abbreviated Financial Statements”) of the Pediatrics Product Portfolio have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the purpose of Aytu’ s compliance with the rules and regulations of the Securities and Exchange Commission under Rule 8-04 of Regulation S-X. Aytu received a waiver from the SEC to present a Statement of Revenues and Direct Expenses and a Statement of Assets Acquired and Liabilities Assumed in lieu of complete financial statements for the Pediatrics Product Portfolio. Complete financial statements have not been prepared historically for the Pediatrics Product Portfolio as Cerecor did not maintain the Pediatrics Product Portfolio as a stand-alone business, division or subsidiary for the periods presented. The Statements of Assets Acquired and Liabilities Assumed and Net Revenues and Direct Expenses of the Pediatrics Product Portfolio have been derived from the operating activities attributed to the Pediatrics Product Portfolio from Cerecor’s books and records and reflect only those assets acquired in the transaction and related liabilities assumed and revenues and expenses directly related to the assets acquired and liabilities assumed. The Statements of Net Revenues and Direct Expenses do not purport to reflect all of the costs, expenses, and cash flows that would have been associated had the Pediatrics Product Portfolio been operated as a stand-alone, separate entity. In addition, the Statements of Net Revenues and Direct Expenses may not be indicative of the operating results going forward given the omission of certain corporate overhead described below and changes in the business that may be made by Aytu BioScience, Inc (See note 11). No additional or separate allocations have been made for certain general and administrative, interest or income tax expenses as Cerecor considered such items to be corporate expenses and not directly related to the Pediatrics Product Portfolio.

As previously mentioned, Cerecor acquired all rights to the Acquired Products on February 16, 2018, certain of which are included in the assets acquired and liabilities assumed as of September 30, 2018. The related net revenues and related direct expenses are included in the abbreviated financial statements only for the period that Cerecor owned the Acquired Products and not for the period between January 1, 2018 and February 15, 2018, as Cerecor does not have access to the books and records of the Acquired Products for that period.

Statements of cash flows are not presented as such data was not maintained by Cerecor for the Pediatric Product Portfolio as it did not operate as a separate business or a separate legal entity.

Use of Estimates

The preparation of Abbreviated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. On an ongoing basis, management evaluates its estimates, including estimates related to but not limited to, revenue recognition, cost of product sales, stock-based compensation, fair value measurements (including those relating to contingent consideration), and other intangible assets. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ from those estimates or assumptions.

Inventory

Inventory consists primarily of finished goods stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items. If non-saleable items are observed and there are no alternate uses for the inventory, the Company will record a write-down to net realizable value in the period that the decline in value is first recognized. These valuation adjustments are recorded based upon various factors for the Company’s products, including the level of product manufactured by the Company, the level of product in the distribution channel, current and projected product demand, the expected shelf life of the product and firm inventory purchase commitments.

Intangible Assets

Intangible assets with definite useful lives are amortized straight-line over their estimated useful lives and reviewed for impairment if certain events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset might not be recoverable. Impairment losses are measured and recognized to the extent the carrying value of such assets exceeds their fair value.

Product Revenues, net

The Company generates substantially all of its revenue from sales of the Pediatric to its customers and has identified a single product delivery performance obligation, which is the provision of prescription pharmaceutical products to its customers based upon master service agreements in place with wholesaler distributors, and purchase orders from retail pharmacies or other direct customers. The performance obligation is satisfied at a point in time, when control of the product has been transferred to the customer, either at the time the product has been received by the customer or to a lesser extent when the product is shipped. The Company determines the transaction price based on fixed consideration in its contractual agreements and the transaction price is allocated entirely to the performance obligation to provide pharmaceutical products. In determining the transaction price, a significant financing component does not exist because the timing from when the Company delivers product to when the customers pay for the product is less than one year and the customers do not pay for product in advance of the transfer of the product.

Revenues from sales of products are recorded net of any variable consideration for estimated allowances for returns, chargebacks, distributor fees, prompt payment discounts, government rebates, and other common gross-to-net revenue adjustments. The identified variable consideration is recorded as a reduction of revenue at the time revenues from product sales are recognized. The Company recognizes revenue only to the extent that it is probable that a significant revenue reversal will not occur in a future period.

Provisions for returns and government rebates are included within accrued liabilities in the statement of assets acquired and liabilities assumed. Expenses for prompt payment discounts and distributor fees are included as a reduction to net revenue. Calculating these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs, and channel inventory data. These estimates may differ from actual consideration amount received and the Company will re-assess these estimates and judgments each reporting period to adjust accordingly.

The following table presents net revenues disaggregated by type (in thousands):

Nine Months Ended September 30,
2018
Prescribed dietary supplements	$5,900
Prescription drugs	1,963
Total revenues, net	$7,863

Concentration with Customer

The Company sells its products in the United States primarily through wholesale distributors. Wholesale distributors account for substantially all of the Company’s net product revenues. For the nine months ended September 30, 2018, the Company’s three largest customers accounted for approximately 32%, 30%, and 22%, respectively, of the Company’s total net product revenues from sale of prescription pharmaceutical products.

Returns and Allowances

Consistent with industry practice, the Company maintains a return policy that allows customers to return product within a specified period both prior to and, in certain cases, subsequent to the product’s expiration date. The Company’s return policy generally allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The provision for returns and allowances consists of estimates for future product returns and pricing adjustments. The primary factors considered in estimating potential product returns include:

●	the shelf life or expiration date of each product;

●	historical levels of expired product returns;

●	external data with respect to inventory levels in the wholesale distribution channel;

●	external data with respect to prescription demand for the Company’s products; and

●	the estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

The Company’s estimate for returns and allowances may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel.

Rebates

The Company is subject to rebates on sales made under governmental pricing programs. For example, Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance and field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, however can be as much as 270 days after the quarter in which the product is dispensed to the Medicaid participant. In addition to the estimates mentioned above, the Company’s calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, the Company adjusts the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of this provision for several periods. Because Medicaid pricing programs involve particularly difficult interpretations of complex statutes and regulatory guidance, our estimates could differ from actual experience.

In determining estimates for these rebates, the Company considers the terms of the contracts, relevant statutes, historical relationships of rebates to revenues, past payment experience, estimated inventory levels and estimated future trends.

Cost of Product Sales

Cost of product sales is comprised of (i) costs to acquire products sold to customers, (ii) royalty, license payments and other agreements granting the Company rights to sell related products, (iii) distribution costs incurred in the sale of products; (iv) the value of any write-offs of obsolete or damaged inventory that cannot be sold, and (v) minimum sale obligations. The Company acquired the rights to sell certain of its commercial products through license and assignment agreements with the original developers or other parties with interests in these products. These agreements require the Company to make payments under varying payment structures based on its net revenue from related products.

Shipping, Handling, and Freight

The Company includes the cost of shipping, handling, and freight associated with product sales as part of cost of product sales.

Amortization Expense

Amortization expense includes the amortization of the Company’s acquired intangible assets. There is no amortization expense included in cost of product sales or sales and marketing expense as all amortization expense is included within its own standalone line in the statement of net revenues and direct expenses.

Estimated Fair Value and Change in Fair Value of Contingent Consideration

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and commercial milestones and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liability is remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

There is no change in fair value of contingent consideration included in cost of product sales or research and development costs as the change in fair value of contingent consideration is included within its own standalone line in operating expenses in the statement of net revenues and direct expenses.

Sales and Marketing Expense

Sales and Marketing Expense includes salaries and benefits of the sales department, all contract costs related to servicing the commercial operations of the Pediatric Portfolio that are not included in gross to net deductions as well as product liability insurance.

Stock-based Compensation

The Company applies the provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees, which service the commercial operations of the Pediatrics Product Portfolio, including employee stock options, and has been included in the statements of net revenues and direct operating expenses.

For stock options issued to employees servicing the operations of the Pediatrics Product Portfolio, the Company estimates the grant date fair value of each option using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock.

For awards subject to service-based vesting conditions, including those with a graded vesting schedule, the Company recognizes stock-based compensation expense equal to the grant date fair value of stock options on a straight-line basis over the requisite service period, which is generally the vesting term. Forfeitures are recorded as they are incurred as opposed to being estimated at the time of grant and revised.

Accounting Policy Elections Related to Adoption of New Revenue Recognition Standard

The Company elected the following practical expedients in applying Topic 606 to its identified revenue streams:

●	Portfolio approach - contracts within each revenue stream have similar characteristics and the Company believes this approach would not differ materially than if applying Topic 606 to each individual contract.

●	Modified retrospective approach - the Company applied Topic 606 only to contracts with customers that were not completed at the date of initial application, January 1, 2018.

●	Significant financing component - the Company does not adjust the promised amount of consideration for the effects of a significant financing component as the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

●	Shipping and handling activities - the Company considers any shipping and handling costs that are incurred after the customer has obtained control of the product as a cost to fulfill a promise and will account for them as an expense.

●	Contract costs - the Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not incur costs to obtain a contract or costs to fulfill a contract that would result in the capitalization of contract costs. Specifically, internal sales commissions are costs to fulfill a contract and are expensed in the same period that revenue is recognized, which is typically within the same quarterly reporting period.

The Company has not made significant changes to the judgments made in applying ASU 2014-09, Revenue from Contracts with Customers (Topic 606) for the nine months ended September 30, 2018.

3. Fair Value Measurements

ASC No. 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value standard also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

●	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

●	Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

●	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

For each of the fair value hierarchy levels required under ASC 820, the Company only has the Level 3 Liability, Contingent consideration, with a balance of $8,249,916 as of September 30, 2018, with amounts expected to be paid in the next twelve months of $1,099,848.

At September 30, 2018, the Company’s financial instruments included accrued liabilities, short term and long-term debt, and contingent consideration. The carrying amounts reported in the accompanying abbreviated financial statements for, accrued liabilities approximate their respective fair values because of the short-term nature of these accounts. The estimated fair value of the Company’s long-term debt of $15.4 million as of September 30, 2018 was based on current interest rates for similar types of borrowings and is in Level 2 of the fair value hierarchy.

Level 3 Valuation

The Company may be obligated for the future payment of consideration that is contingent upon the achievement of operation and royalty payments on future product sales. The fair value of contingent consideration was determined at the acquisition date utilizing unobservable inputs such as the estimated amount and timing of projected cash flows, the probability of success (achievement of the contingent event) and the risk-adjusted discount rate used to present value the probability-weighted cash flows. Subsequent to the acquisition date, at each reporting period, the contingent consideration liabilities are remeasured at the current fair value with changes recorded in the statement of net revenues and direct expenses.

As part of the acquisition of Avadel’s pediatric products, the Company will pay a 15% annual royalty on net sales of the acquired Avadel pediatric products through February 2026 up to an aggregate amount of $12.5 million. The fair value of the future royalty is the expected future value of the contingent payments discounted to a present value. The estimated fair value of the royalty payments as of September 30, 2018 was $8.2 million. The significant assumptions used in estimating the fair value of the royalty payment as of September 30, 2018 include (i) the expected net sales of the acquired Avadel pediatric products that are subject to the 15% royalty based on the Company’s net sales forecast, and (ii) the risk-adjusted discount rate of 6.3%, which is comprised of the risk-free interest rate of 3.0% and a counter-party risk of 3.3%. The liability is reduced by periodic payments.

No other changes in valuation techniques or inputs occurred during the nine months ended September 30, 2018.

4. Inventory

Inventory consists of finished goods stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. The Company reviews the composition of inventory at each reporting period in order to identify obsolete, slow-moving, quantities in excess of expected demand, or otherwise non-saleable items.

Inventory consisted of the following as of September 30, 2018:

September 30,
2018
Finished goods	$827,313
Inventory reserve	(132,551)
Inventory, net	$694,762

5. Intangible Assets

The changes in intangible assets for the nine months ended September 30, 2018 were as follows:

Balance at December 31, 2017	$10,377,792
Additions	16,453,000
Purchase price allocation measurement period adjustments	3,347,318
Amortization	(1,822,038)
Balance at September 30, 2018	$28,356,072

The following is a summary of intangible assets held by the Company at September 30, 2018:

	September 30, 2018
	Gross Carrying Amount	Accumulated Amortization	Impairment Loss	Net Carrying Amount	Weighted-Average Remaining Life
					(in years)
Acquired Product Marketing Rights - Karbinal	$6,200,000	$(249,401)	$—	$5,950,599	9.375
Acquired Product Marketing Rights - Cefaclor	7,611,000	(692,211)	—	6,918,789	6.245
Acquired Product Marketing Rights - Aciphex	2,803,000	(177,494)	—	2,625,506	9.245
Acquired Developed Technology - Flexichamber	1,677,000	(103,580)	—	1,573,420	9.49
Acquired Product Marketing Rights - Metafolin	11,987,000	(699,242)		11,287,758	14.125
Total Intangible Assets	$30,278,000	$(1,921,928)	$—	$28,356,072

6. Accrued Liabilities

Accrued liabilities as of September 30, 2018 consisted of the following:

September 30, 2018
Sales returns and allowances	$1,876,641
Medicaid rebates	2,561,517
Make whole provision	305,990
Total accrued liabilities	$4,744,148

As part of the Aytu transaction, Aytu assumed certain of the Company’s existing liabilities including certain accrued liabilities primarily related to Medicaid rebates and sales returns. Aytu assumed the liability for Medicaid rebates arising out of the Pediatrics Product Portfolio sold prior to the closing date of November 1, 2019 up to $2.7 million. Additionally, Aytu assumed sales returns made related to the Pediatrics Product Portfolio after the closing date of November 1, 2019 only to the extent such post-Closing sales returns exceed $2.0 million and are less than $2.8 million (in other words, this amount will in no event be greater than $0.8 million). While Aytu will only assume a portion of the Sales return and allowance the full balance related to the Pediatrics Product Portfolio is presented herein. Aytu will assume liabilities associated with the minimum unit sales commitments specified in the Karbinal Agreement (see note 7) for $0.3 million.

7. Agreements

Poly-Vi-Flor and Tri-Vi-Flor Related Contracts

Supply and License Agreement, effective December 1, 2014, by and between TRx (wholly-owned subsidiary of the Company) and Merck & Co. (“Merck”)

On December 1, 2014 TRx entered into a Supply and License Agreement with Merck. The initial term of the agreement expires on December 31, 2020, and the agreement will automatically continue for subsequent one-year terms thereafter until terminated in accordance with its terms. Pursuant to the agreement, Merck agrees to supply a specific compound called Metafolin® to TRx for use in dietary supplements within a defined market, and TRx agrees to purchase 100% of its Metafolin requirements from Merck. Under the agreement, TRx has an exclusive license under a number of U.S. and international patents, as well as related trade secrets, know-how and trademark rights, to make and sell TRx products positioned in the pediatric market (i.e., targeted for children 0-3 years of age) in the U.S. Under the agreement, TRx also has a non-exclusive license under the same intellectual property rights to make and sell TRx dietary supplement products within the U.S. outside of certain specified fields, including products containing Metafolin in combination with folic acid or any other folate, products positioned for type II diabetes, pharmaceutical drugs, and medical, fortified, and special dietary foods. TRx must pay Merck a royalty of two-percent (2%) of net sales from TRx products in the pediatric field that contain Metafolin. The royalty payment does not apply to net sales of TRx products marketed as pre-or postnatal vitamins. The royalty payment will continue to apply throughout the initial term and any automatic renewal periods. The minimum annual order quantity for the compound is 1kg. Payments of royalties are made by TRx within 45 days following the end of each calendar quarter.

Settlement and License Agreement, dated February 28, 2011, by and between TRx and Mead Johnson and Company LLC, as amended

TRx entered into a Settlement and License Agreement with Mead Johnson and Company LLC, and the parties subsequently entered into an amendment to such agreement on October 6, 2011. Pursuant to the agreement, Mead Johnson granted TRx an exclusive license to the “Poly-Vi-Flor” and “Tri-Vi-Flor” trademarks and agreed not to oppose TRx’s seeking the marks Poly-Vi-Flor and Tri-Vi-Flor in the United States and in any other countries where Mead Johnson does not have an active registration for such marks. As consideration for such licenses, TRx agreed to pay a royalty to Mead Johnson in the amount of 10% of net revenues received by TRx with respect to products sold under the Poly-Vi-Flor and Tri-Vi-Flor trademarks during the term of the agreement. The term of the agreement is indefinite and will continue unless terminated pursuant to the provisions of the agreement. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Redemption Agreement with Additional Poly-Vi-Flor Royalty Obligation

TRx and the Selling Members entered into an Agreement to Redeem Membership Interest on May 31, 2011 with a former Member, Presmar Associates, Inc. Pursuant to the agreement, TRx and the Selling Members agreed to pay to Presmar Associates a royalty payment of 5% of gross sales for Poly-Vi-Flor branded or authorized generic product and, upon the sale of the Poly-Vi-Flor trademark to a third party, to pay to Presmar Associates 5% of the cash proceeds from such sale transaction. Any future sale of the Poly-Vi-Flor trademark to a third party would require that 5% of the sale proceeds be paid to Presmar Associates. Payments are made by TRx in arrears on a quarterly basis within 45 days after the end of a given calendar quarter.

Commercial, Supply, and Distribution Agreements

Acquired Product Marketing Rights - Karbinal

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”), under which the Company is granted the exclusive right to distribute and sell the product in the United States. The initial term of the Karbinal Agreement is 20 years. The Company will pay TRIS a royalty equal to 23.5% of net sales. Avadel has agreed to offset the 23.5% royalty payable by 8.5%, for a net royalty equal to 15%, in fiscal year 2018 and 2019 for net sales of Karbinal. The make-whole payment is capped at $750,000 each year. The Karbinal Agreement also contains minimum unit sales commitments, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year. The Karbinal Agreement also has multiple commercial milestone obligations that aggregate up to $3.0 million based on cumulative net sales, the first of which is triggered at $40.0 million.

Acquired Product Marketing Rights - AcipHex

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License and Assignment Agreement for AcipHex (“AcipHex Agreement”) between Eisai, Inc. and FSC Therapeutics, LLC dated June 2014 and the Supply Agreement between Eisai, Inc. and FSC Laboratories, Inc. dated June 2014. Per the AcipHex Agreement, the Company is granted the exclusive license to exploit the products in the territory (U.S.) and an exclusive license to use Eisai trademarks to sell the products. Eisai will manufacture and supply the requirements for supply of the products. The term of the AcipHex Agreement is perpetual unless terminated per the agreement. Eisai will receive (a) a royalty with respect to the sales of AcipHex equal to 15.0% of Net Sales. The royalties are payable until the first commercial sale of an unauthorized generic product in the territory or the date that is five years from the effective date of the agreement. A maximum $8.0 million of sales-based milestone payments is possible should AcipHex accumulated net sales exceed $50.0 million in any twelve-month period

Acquired Product Marketing Rights- Cefaclor

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company assumed the License, Supply and Distribution Agreement for Cefaclor between Yung Shin Pharm. Ind, Co., Ltd. and FSC Therapeutics, LLC dated March 2015 (“Cefaclor Agreement”). The initial term of the Cefaclor Agreement runs through December 31, 2024 and will automatically renew for additional, successive twelve-month periods unless terminated by either party. Yung Shin will receive a royalty equal to 15.0% of Net Sales of Cefaclor. A maximum $6.5 million of sales-based milestone payments is possible should Cefaclor accumulated net sales exceed $40.0 million in any twelve-month period.

8. Long Term Debt

The Company has an obligation to Deerfield (the “Deerfield Obligation”). Beginning in July 2018 through October 2020, the Company will pay a quarterly payment of $262,500 to Deerfield CSF, LLC. In January 2021, a balloon payment of $15,250,000 is due. As part of the sale of the Pediatrics Product Portfolio, the Deerfield Obligation was assumed by Aytu. The Deerfield Obligation was $15.4 million as of September 30, 2018, of which $1.1 million was payable within the next twelve months.

9. Stock-Based Compensation

2016 Equity Incentive Plan

On April 5, 2016, the Company’s board of directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) as the successor to the 2015 Omnibus Plan (the “2015 Plan”). The 2016 Plan was approved by the Company’s stockholders and became effective on May 18, 2016 (the “2016 Plan Effective Date”).

As of the 2016 Plan Effective Date, no additional grants will be made under the 2015 Plan or the 2011 Stock Incentive Plan (the “2011 Plan”), which was previously succeeded by the 2015 Plan effective October 13, 2015. Outstanding grants under the 2015 Plan and 2011 Plan will continue according to their terms as in effect under the applicable plan.

Upon the 2016 Plan Effective Date, the 2016 Plan reserved and authorized up to 600,000 additional shares of common stock for issuance, as well as 464,476 unallocated shares remaining available for grant of new awards under the 2015 Plan. An Amended and Restated 2016 Equity Incentive Plan (the “2016 Amended Plan”) was approved by the Company’s stockholders in May 2018, which increased the share reserve by an additional 1.4 million shares. During the term of the 2016 Amended Plan, the share reserve will automatically increase on the first trading day in January of each calendar year, by an amount equal to 4% of the total number of outstanding shares of common stock of the Company on the last trading day in December of the prior calendar year. As of September 30, 2018, there were 730,067 shares available for future issuance under the 2016 Plan.

Option grants expire after ten years. Employee options typically vest over four years. For stock options granted to employees the estimated grant date fair market value of the Company’s stock-based awards is amortized ratably over the individuals’ service periods, which is the period in which the awards vest. Stock-based compensation expense includes expense related to stock options, and ESPP shares. The amount of stock-based compensation expense recognized was $97,328 for the nine months ended September 30, 2018 for employees directly related to the Pediatrics Product Portfolio.

Stock-based compensation assumptions

The following table shows the assumptions used to compute stock-based compensation expense for stock options granted to employees and members of the board of directors under the Black-Scholes valuation model for the nine months ended September 30, 2018:

	Nine Months Ended September 30,
Service-based options	2018
Risk-free interest rate	2.53%	—	2.94%
Expected term of options (in years)	5.0	—	6.25
Expected stock price volatility	55%	—	65%
Expected annual dividend yield	0%	—	0%

The valuation assumptions were determined as follows:

●	Risk-free interest rate: The Company bases the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

●	Expected term of options: Due to lack of sufficient historical data, the Company estimates the expected life of its stock options with service-based vesting granted to employees as the arithmetic average of the vesting term and the original contractual term of the option for service-based options.

●	Expected stock price volatility: The Company estimated the expected volatility based on actual historical volatility of the stock price of other publicly-traded biotechnology companies engaged in lines of business that are the same or similar to the Company’s. The Company calculated the historical volatility of the selected companies by using daily closing prices over a period of the expected term of the associated award. The companies were selected based on their enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the associated award. A decrease in the selected volatility would decrease the fair value of the underlying instrument.

●	Expected annual dividend yield: The Company estimated the expected dividend yield based on consideration of its historical dividend experience and future dividend expectations. The Company has not historically declared or paid dividends to stockholders. Moreover, it does not intend to pay dividends in the future, but instead expects to retain any earnings to invest in the continued growth of the business. Accordingly, the Company assumed and expected dividend yield of 0.0%.

Employee Stock Purchase Plan

On April 5, 2016, the Company’s board of directors approved the 2016 Employee Stock Purchase Plan (the “ESPP”). The ESPP was approved by the Company’s stockholders and became effective on May 18, 2016 (the “ESPP Effective Date”).

Under the ESPP, eligible employees can purchase common stock through accumulated payroll deductions at such times as are established by the administrator. The ESPP is administered by the compensation committee of the Company’s board of directors. Under the ESPP, eligible employees may purchase stock at 85% of the lower of the fair market value of a share of the Company’s common stock (i) on the first day of an offering period or (ii) on the purchase date. Eligible employees may contribute up to 15% of their earnings during the offering period. The Company’s board of directors may establish a maximum number of shares of the Company’s common stock that may be purchased by any participant, or all participants in the aggregate, during each offering or offering period. Under the ESPP, a participant may not accrue rights to purchase more than $25,000 of the fair market value of the Company’s common stock for each calendar year in which such right is outstanding.

Upon the ESPP Effective Date, the Company reserved and authorized up to 500,000 shares of common stock for issuance under the ESPP. On January 1 of each calendar year, the aggregate number of shares that may be issued under the ESPP shall automatically increase by a number equal to the lesser of (i) 1% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, and (ii) 500,000 shares of the Company’s common stock, or (iii) a number of shares of the Company’s common stock as determined by the Company’s board of directors or compensation committee. As of December 31, 2018, 783,983 shares remained available for issuance.

In accordance with the guidance in ASC 718-50, the ability to purchase shares of the Company’s common stock at the lower of the offering date price or the purchase date price represents an option and, therefore, the ESPP is a compensatory plan under this guidance. Accordingly, stock-based compensation expense is determined based on the option’s grant-date fair value and is recognized over the requisite service period of the option. The Company used the Black-Scholes valuation model and recognized stock-based compensation expense of $11,247 for the nine months ended September 30, 2018, for the Pediatrics Product Portfolio.

10. Commitments and Contingencies

Purchase Obligations

Karbinal Royalty Make-Whole Provision

On February 16, 2018, in connection with the acquisition of Avadel’s pediatric products, the Company entered into a supply and distribution agreement with TRIS Pharma (the “Karbinal Agreement”). As part of this agreement, the Company has an annual minimum sales commitment, which is based on a commercial year that spans from August 1 through July 31, of 70,000 units through 2033. The Company is required to pay TRIS a royalty make whole payment of $30 for each unit under the 70,000 units annual minimum sales commitment through 2033. The annual payment is due in August of each year.

The Company paid $0.9 million in August 2018 to TRIS related to the make whole payment for the commercial year ended July 31, 2018. For the nine months ended September 30, 2018, the Company has accrued $0.3 million in accrued liabilities related to the Karbinal royalty make whole for the commercial year ending July 31, 2019. Make whole provision of $0.9 million has been recorded in cost of product sales for the nine months ended September 30, 2018. The future royalty make whole payments are unknown as the amount owed to TRIS is dependent on the number of units sold.

As a part of the sale of the Pediatric Portfolio to Aytu, the Company assigned all payment obligations, including the Make-Whole Payments, under the Karbinal Agreement (collectively, the “TRIS Obligations”) to Aytu.

11. Subsequent Events

The Company has evaluated subsequent events through the date the Pediatrics Product Portfolio abbreviated financial statements were available to be issued or January 3, 2020. In addition to Purchase Agreement with Atyu the following subsequent events were identified.

On November 1, 2019, the Deerfield Contingent Consideration (see note 3) and Obligation (see note 8) was amended as part of the executed Consent and Limited Waiver Agreement. The agreement now requires a minimum monthly payment (Deerfield Contingent Consideration) that is the higher of $100,000 or 15% of net sales as opposed to previously only 15% of net sales, until the royalty payments reach the originally established maximum payout of $12.5 million. Furthermore, the Deerfield Obligation now requires monthly payments of $87,000 as opposed to quarterly payments of $263,000 through January 31, 2021. As part of the Aytu Purchase Agreement, Aytu assumed both the Deerfield Obligation and the Deerfield Contingent Consideration.

Amendment No.3 to Supply and Distribution Agreement for TRIS was executed on October 29, 2019. The amendment requires the purchase and transfer of the NDA for Karbinal™ ER for $250,000 to Cerecor. The $250,000 payment to Tris is to be split evenly between the Company and Aytu. As part of the Aytu Purchase Agreement, Aytu assumed the TRIS contract and AYTU will assume the Karbinal NDA upon transfer.

There were no other events in addition to those previously disclosed within the Notes above that require adjustments to or disclosure in the Company’s financial statements for the nine months ended September 30, 2019 and the year ended December 31, 2018.